SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated January 30, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated January 30, 2017, the Company reported addtional information to what was informed on September 16, 2016 in relation to Series K Notes issued by IDB Development Corporation Ltd. ("IDBD") and its pledge with Shares of Clal Insurance Enterprise Holdings Ltd. ("Clal").

In this regard, it is informed that on January 25, 2017, the Supreme Court of Israel left without effect the decision that was informed on September 16, 2016, that ordered to the regulatory authority to report within 30 days the reasons that would prevent IDBD from pledging 5% of its shares in Clal. In its new decision, the judges ordered that, in addition to 3.92% of Clal shares pledged in favor of a guaranteed creditor of the Menorah Group, IDBD may only pledge 1.08% of Clal shares in favor of the holders of Series K Notes.

Consequently, IDBD is evaluating the possibility of issuing a new class of notes pledged to potential cash flows generated by its investment in Clal. As of today, there are no details of the characteristics of the new issuance nor of the date of issuance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: January 30, 2017